SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of September, 2006

Commission File Number 0-30860

Axcan Pharma Inc.

(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Quèbec), Canada J3H 6C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                             Form 40-F

                                              X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                                        No

                                              X

This Form 6-K consists of: Axcan Pharma Inc.’s September 20, 2006 press release entitled “Axcan Announces Results of the ITAX North American Phase III Clinical Study in Functional Dyspepsia.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.

Date: September 21, 2006	By:	__/s/ Steve Gannon_________
Name:	Steve Gannon
Title:	Senior Vice President and Chief Financial Officer